Exhibit 99.1

Mixed Martial Arts Group Expands Digital Finance Strategy Through Partnerships With Donald Trump Jr. and World Liberty Financial

Shareholder update highlights strategic alignment with Donald Trump Jr. and World Liberty Financial as MMA advances its digital finance and Web3 platform

New York, NY – February 4, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven global combat sports platform, today provided a shareholder update highlighting its strategic relationships with Donald Trump Jr. and World Liberty Financial, as the Company advances its digital finance and Web3 strategy. The update follows previously announced milestones, including a strategic memorandum of understanding (MOU) with World Liberty Financial (“WLFI”) and a private placement investment led by American Ventures LLC and Donald Trump Jr.

2025 marked a pivotal phase in the evolution of Mixed Martial Arts Group as the company progressed from being a combat sports focused payments and digital marketing platform into a company executing against a clearly defined global strategy at the intersection of combat sports, technology and digital finance. MMA.INC is focused on building durable infrastructure, strengthening strategic relationships and positioning the business for scalable long term growth.

MMA.INC’s 2025 accomplishment include:

●	Appointed Donald Trump Jr. as Strategic Advisor, significantly strengthening MMA.INC’s strategic profile and external visibility.
●	Executed a strategic MOU with World Liberty Financial to co-develop the MMA.INC token ecosystem and integrate the USD1 stablecoin as a transactional foundation.
●	Launched Web3 ecosystem strategy to convert global fan engagement into on-chain participation and real world utility
●	Expanded advisory group with specialists in blockchain and digital finance to support institutional grade token architecture and governance.
●	Welcomed JellyC, Australia’s leading digital asset manager, as an investor, providing both capital and technical validation for the Company’s direction.
●	Acquired BJJLink, a premiere digital platform, further securing inroads into the $18.6 billion U.S. martial arts industry.
●	High margin SaaS subscription revenue surged following BJJLink acquisition.
●	Expanded partnership with UFC Gym to adopt BJJLink’s gym management software across all new UFC Gym BJJ locations and to provide MMA.INC’s programs across 150+ UFC Gym locations.
●	Preserved a disciplined capital structure, debt free, and comprised of common equity.

Collectively, we believe these milestones establish the framework for a platform designed to serve one of the largest and most under monetized sports communities in the world.

MMA.INC’s objective is to digitally unify a highly fragmented ecosystem, enabling identity, rewards, commerce and participation through a single scalable platform.

What differentiates MMA.INC today is convergence:

●	A global user base;
●	A functioning operating platform;
●	Strategic partners with financial and technical depth; and.
●	A balance sheet structured to support long term value creation.

For MMA.INC, 2026 will be defined by execution. Token deployment, platform expansion, stablecoin integration and ecosystem activation are already underway. These initiatives are designed to move MMA.INC from strategic build-out to operating scale.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms, and 800 verified gyms across 16 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders

We are bringing together martial arts fans, fighters, gyms, and coaches in a single onchain ecosystem. Unlike other models that focus on digital collectibles or limited fan tokens, we’re all about real participation and achievement.

-	From the Ground Up to Worldwide: With over 800 verified gyms and 75,000+ active students already training across 16 countries, MMA.INC connects local gyms with global communities in a single, connected network of value.
-	Participation as Currency: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged onchain and can be redeemed for real rewards.
-	Merit over Speculation: Rewards will be based on effort, passion and progress, allowing the economy to grow through genuine participation rather than financial gain.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype, and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

About World Liberty Financial

World Liberty Financial (WLFI) is a pioneering decentralized finance (DeFi) protocol and governance platform dedicated to empowering individuals through transparent, accessible, and secure financial solutions. Inspired by the vision of President Donald J. Trump, WLFI seeks to democratize access to DeFi by creating user-friendly tools that bring the benefits of decentralized finance to a broader audience. WLFI plans to be at the forefront of DeFi, offering an intuitive, robust platform that empowers users to participate actively in the financial future.

For more information, visit worldlibertyfinancial.com

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. Investment in cryptocurrency involves substantial risk, including the risk of complete loss. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, potential digital asset treasury, potential MMA.INC token, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

E: andrew@mma.inc

E: wlfi@wachsman.com

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